Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com
November 2, 2021
www.freseniusmedicalcare.com

Fresenius Medical Care transforms its operating model, entering the next phase of its 2025 growth strategy

-	Globalization of operating model to leverage expertise, capture growth opportunities and accelerate value creation

-	Business operations to be structured in two global operating segments: Care Enablement and Care Delivery

-	Reduction of annual cost base of EUR 500 million by 2025 with anticipated one-time investments of around EUR 450-500 million

-	First year of net savings expected in 2023

Fresenius Medical Care continues to execute on its growth strategy 2025 launched in October 2020. The world's leading provider of products and services for individuals with renal diseases today announced the next phase of its transformation program FME25 – the transformation of its operating model – to provide the base for future sustainable growth. With a significantly simplified future structure of two global operating segments – Care Enablement and Care Delivery – Fresenius Medical Care orients its operating model along the relevant future value drivers. With greater cost efficiency and a superior ability to capture additional growth opportunities, the aim of the new, leaner structure is also to mitigate the ongoing negative effects of COVID-19 as well as the challenging macroeconomic environment with inflationary trends. Fresenius Medical Care expects to complete the roll-out of its new global operating model around 2023 and the savings initiative largely completed by 2024.

Rice Powell, CEO of Fresenius Medical Care, said: “FME25 is about taking our value creation to the next level. Over the past months, we have worked with dedication on our plans for a fundamental transformation of our Company. In this process, I have seen great commitment to making Fresenius Medical Care more agile, leverage expertise, accelerate innovation and further optimize capital allocation. Helen Giza, our CFO, will also assume the role of Chief Transformation Officer and lead the global efforts on FME25. While FME25 will change the way we operate in the future, our new global operating model is deeply grounded in our longstanding vision to improve the quality of outcomes for our patients. I am convinced that we will be able to live up to this joint purpose even better in our new structure and at the same time further strengthen our long-term profitable growth.”

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Globalization of Operating Segments and support functions

The new simplified operating model is the continuation of the plan to globalize and simplify as a part of the implementation of the 2025 growth strategy. It is designed to further leverage the advantages of the Company’s vertical integration, to better capture identified growth opportunities, leverage expertise to accelerate value creation, enhance capital allocation, increase transparency both internally and externally, reduce administrative burden as it relates to cost and speed, and to advance a culture of agility, innovation and accountability.

In the new model the Company will manage its business in two global operating segments, adopting a more centralized approach:

In Care Enablement, Fresenius Medical Care is consolidating its previously decentralized healthcare products business including research and development, manufacturing, supply chain and commercial operations as well as supporting functions, such as regulatory and quality management under a global MedTech umbrella. The products business will be organized along the three treatment modalities that the Company is serving: In-center, Home and Critical Care. This structure has the benefit of reduced organizational complexity and in turn increased accountability and agility in decision making and bringing innovative products to market. Pro-forma, Care Enablement represents around 20% of the Company’s financial year 2020 revenues.

Fresenius Medical Care’s global healthcare services business will be combined in the Care Delivery segment. In doing so, Fresenius Medical Care aims to leverage its scale, capabilities, technologies and best practices globally and its world-leading expertise in the field of value-based care to address new patient groups in the U.S. and in other geographies. The new globalized structure enables a strategic review of all services markets and an enhancement of the cost structure to deliver on the Company´s sustainable profitable growth aspirations. Pro-forma, Care Delivery represents around 80% of the Company’s financial year 2020 revenues.

The Global Medical Office continues to leverage the vertically integrated approach to achieve the best clinical outcomes for our patients, their families and the payor community by evaluating coordinated data from clinical science research and medical practice on a global basis to improve treatment outcomes.

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The new global operating model will enable the further consolidation of General and Administrative functions. A three pillars model of business partnering, centers of excellence and global shared services will be applied. This will allow for reduction of organizational complexity and streamlining processes while driving efficiency via digitalization and standardization. While the globalization of Finance, IT and Procurement is already underway, the Company will apply the same model to Human Resources, Legal and Compliance, which are currently regionalized.

Sustainable cost reduction by EUR 500 million

Based on the implementation of the new global operating model, Fresenius Medical Care assumes to reduce its annual cost base by EUR 500 million by the end of 2025.

Helen Giza, CFO and CTO of Fresenius Medical Care, said: “We are excited about the identified value creation opportunity for the Company. Due to the extensive work and progress over the last months, we already have clear line of sight into EUR 400-450 million with further initiatives under review.”

Around 50% of these savings are expected to be realized by 2023. By the end of 2023 around 80% of the anticipated one-time investments in FME25, amounting to approximately EUR 450-500 million, are expected to be made. The investments will be treated as a special item. The Company thus expects to reach positive net savings by the end of 2023.

Fresenius Medical Care anticipates reducing up to 5,000 full-time equivalents worldwide as part of the FME25 program. The Company is committed to implementing necessary changes in a socially responsible way, and to following applicable consultation procedures with works councils and other workplace representative bodies in good faith.

Conference call

Fresenius Medical Care will host a two hours conference call to discuss the results of the third quarter and first nine months of 2021 on November 2, 2021 at 3:30 p.m. CET / 10:30 a.m. EDT. Please note that this will be an extended call, as the Company will additionally provide an update on the FME25 transformation program. Details will be available on the Fresenius Medical Care website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.7 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,151 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information & consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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